

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 30, 2009

<u>Via Fax & U.S. Mail</u>

Mrs. Robyn B. Mabe
Chief Financial Officer
Western Sizzlin Corporation
416 South Jefferson Street, Suite 600
Roanoke, Virginia 24011

    Re: Western Sizzlin Corporation
              Form 10-K for the year ended December 31, 2008
              File No. 000-25366

Dear Mrs. Mabe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                David R. Humphrey
                Branch Chief